

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 28, 2009

Peter Donato
Chief Financial Officer
Iris International, Inc.
9172 Eton Avenue
Chatsworth, CA 91311

> **Re:** **Iris International, Inc.**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 001-11181**

Dear Mr. Donato:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant